Exhibit 99.5

dLocal announces appointment of Chief Financial Officer

Montevideo, Uruguay, August 13, 2025 — DLocal Limited (“dLocal”, “we”, “us”, and “our”) (NASDAQ:DLO), a technology - first payments platform, today announced the appointment of Guillermo López Pérez as Chief Financial Officer, who will join us in the next few months. Guillermo will report to dLocal’s CEO, Pedro Arnt. This appointment further strengthens dLocal’s outstanding leadership team.

“We are very excited to welcome Guillermo as our new CFO," said Pedro Arnt, CEO of dLocal. "He brings a unique combination of experience in managing large-scale financial organizations while also successfully scaling fintech companies during his last two positions. His deep industry knowledge and proven track record make him an exceptional addition to our team as we continue to drive growth and innovation at dLocal.”

With over 25 years of experience, Guillermo has developed his career in Finance and Payments at leading companies such as Visa and American Express. He is currently Chief Financial Officer at Featurespace, a machine learning platform focused on fraud prevention, and was previously at Tink, a European Open Banking leader. His expertise also includes serving as CFO for Visa’s Continental Europe business and holding various leadership positions during his 13-year tenure at American Express.

“I am excited to join dLocal and contribute to the company's growth in emerging markets. I look forward to working with the team to strengthen our position in the cross-border payments sector”, stated Guillermo.

“We look forward to working closely with him to drive growth, enhance operational excellence, and deliver long-term value to our stakeholders,” added Pedro Arnt.

This appointment reflects dLocal’s commitment to strong governance and to harnessing diverse perspectives in shaping and advancing its growth strategies.

“We also would like to express our huge appreciation to Jeffrey Brown for his service as interim CFO. He will continue in his previous role as VP of Finance”, concluded the CEO.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in more than 40 countries across Africa, Asia, and Latin America. Through the “One dLocal” platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Forward Looking Statements

This announcement contains certain forward-looking statements. These forward-looking statements convey our current expectations or forecasts of future events. Forward-looking statements regarding DLocal involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in our filings with the U.S. Securities and Exchange Commission. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

Investor Relations Contact:

investor@dlocal.com

Media Contact:

media@dlocal.com